Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Earnings:
Income before income taxes	$4,129	$5,047
Add:
Interest and other fixed charges, excluding capitalized interest	744	683
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	144	149
Distributed income of investees accounted for under the equity method	4	5
Amortization of capitalized interest	3	3
Less:
Equity in earnings of investments accounted for under the equity method	10	12
Total earnings available for fixed charges	$5,014	$5,875
Fixed charges:
Interest and fixed charges	$764	$711
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	144	149
Total fixed charges	$908	$860
Ratio of earnings to fixed charges	5.52x	6.83x

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